

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2019

Marlene Krauss
Chief Executive Officer
KBL MERGER CORP. IV
527 Stanton Christiana Rd.
Newark, DE 19713

> **Re: KBL MERGER CORP. IV**
> **Registration Statement of Form S-4**
> **Filed November 12, 2019**
> **File No. 333-234650**

Dear Dr. Krauss:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Merger Consideration, page 4

1. Please clarify the terms under which special voting shares will be authorized for issuance and issued to the Trustee and identify the Trustee. Odyssey Trust Company does not appear to be a party to the Business Combination Agreement.

Summary, page 19

2. Please revise the chart on page 26 to identify the Trustee and holders of the Exchangeable Shares. Please advise us of the approximate number of holders of Exchangeable Shares. Additionally, please advise us if the registration statement is meant to cover future exchanges of Exchangeable Shares for KBL securities.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

3. We note that in the business combination between KBL and the newly combined CannBioRx, the business combination was accounted for as a reverse recapitalization and CannBioRx has been identified as the accounting acquirer. Please explain to us in greater detail how you identified CannBioRx as the accounting acquirer, specifically addressing how you considered each of the criteria outlined within ASC 805-10-55-10 to 15.

4. We note that the pro forma benefit for income taxes is the same as the historical CannBioRx benefit for income taxes for all periods presented. Please tell us why the pro forma adjustments have not been tax effected.

5. Please disclose the terms of the 1,050,000 holdback shares excluded from the calculation of weighted average number of shares outstanding on pages 75, 76 and 77, including how this amount was determined.

6. Please clarify the pre-reorganization ownership structure of Katexco, CBR Pharma and 180. Tell us your basis for applying the acquisition method of accounting in the reorganization and how you determined that Katexco was the accounting acquirer.

7. We note the significant amount of goodwill you plan to record in connection with the reorganization transaction. Please include a qualitative discussion of the factors that make up the goodwill to be recorded. Refer to ASC 805-30-50-1.

8. In footnote (a) on page 83, you indicated that you used an assumed income tax rate of 26% to calculate the income tax effect of the identified intangible assets. Please expand your disclosure to clarify how you determined this income tax rate.

9. We note your disclosure on page 83, that intangible assets have been assigned a fair value of approximately $14.1 million and the technology license is deemed to have a 20-year useful life. Please revise your filing to disclose how you determined the fair value and useful lives assigned to intangible assets acquired, including any significant uncertainties associated with valuations and useful lives.

10. We note adjustment E(c) on page 83 in which you disclose that the valuation of CBR Pharma, 180 and CannBioRx is based upon an internal valuation of Katexco at CAD $0.15 per share. Based upon Katexco's condensed consolidated statements of changes in stockholders' deficiency on page F-72, it appears that during the six months ended June 30, 2019, Katexco issued shares for approximately $0.07 USD per share (approximately CAD 0.09 based upon an exchange rate of 0.76411 USD to CAD). Please explain this discrepancy and provide us with a detailed explanation of how you determined Katexco's common shares were worth CAD $0.15 at the time of the reorganization. We may have further comment.

Background of the Business Combination, page 112

11. We note the reference on page 115 to "revisions to the parties to the Business

Combination Agreement." To the extent material please clarify the changes and identify the parties. For example, it is unclear if before this time Katexco and the other affiliated subsidiaries were not a part of the negotiations. Please revise to clarify other material changes, for example, the merger provisions necessary "in order to induce KBL" to go forward with the merger.

Material United States Federal Income Tax Considerations, page 122

12.   We note the reference to "material U.S. federal income tax consequences" on page 122 and the statements on page 123 and elsewhere that each U.S. Holder of CannBioRx common stock should not recognize gain or loss upon the exchange of CannBioRx common stock for KBL Common Stock pursuant to the Business Combination. Please file a tax opinion on the material U.S. federal income tax consequences of the transaction, as required by Item 601(b)(8) of Regulation S-K. Alternatively, please tell us how you determined a tax opinion is not required. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Management's Discussion and Analysis, page 169

13.   Please revise to further clarify the nature of expenses attributed to "license acquisition program" and research and development consulting fees. For example, what drug candidates were involved? What research and development was conducted? It is also unclear where clinical trial expenses, if any, are reflected in the discussion. Please revise accordingly.

Business of CannBioRx, page 193

14.   We note CannBioRx has 5 employees and most of its properties are "virtual offices." Please revise the discussion of the entity's operations to clarify how it has run clinical trials. For example, based on disclosure in Risk Factors and elsewhere it appears substantially all operations are outsourced, although manufacturing for some products may eventually be conducted by CannBioRx. It is also unclear what is meant by "platform." Are the 3 platforms the way CannBioRx categorizes its 3 types of product candidates? Please revise to clarify and file material agreements as appropriate.

Product Development Platforms, page 194

15.   We note the references on page 196 to clinical trials and your disclosure elsewhere regarding FDA regulations of such trials. Please clarify whether such trials have been subject to FDA regulation and tell us the status of your discussions with the FDA including, for example, whether you have obtained an IND for such product candidates.

16.   Please revise to identify the CannBioRx products that involve CBD or are otherwise cannabis-related. Currently it appears only some of the products involve CBD although the company name suggests its focus is solely on CBD. Additionally, please revise the Summary and your discussion of the CannBioRx Product Development

Platform to clarify which products are actively in trials as distinguished from concepts that may or may not go to clinical trial in the near or far term.

<u>Beneficial Ownership of Securities , page 230</u>

17.   Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by Karpus Management, Inc. Refer to instruction 2 to Item 403(a) of Regulation S-K.

<u>Exclusive forum for certain lawsuits, page 245</u>

18.   We note that your forum selection provision identifies the Court of Chancery located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We also note that this provision does not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Please clarify whether this provision applies to actions arising under the Securities Act where the federal courts do not have exclusive jurisdiction. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

<u>Index to Financial Statements , page F-1</u>

19.   In your next amendment, please include updated historical and pro forma financial information as of and for the period ended September 30, 2019 pursuant to Rule 3-12 of Regulation S-X.

<u>General</u>

20.   We note disclosure on page 119 and elsewhere that CannBioRx was valued at approximately $175.0 million. Please revise to reconcile with the discussion on page 6 and elsewhere regarding the Guarantee and Commitment Agreement to ensure the post-merger entity has a value of at least $5,000,001 "in accordance with Rule 3a51-1(g)(1) of the Exchange Act."

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez, Legal Branch Chief, at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth Koch, Esq.